Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

2 June 2014

CVAC DEMONSTRATES POSITIVE TREND IN OVERALL SURVIVAL

IN SECOND REMISSION OVARIAN CANCER

•	Interim overall survival data from CAN-003 clinical trial demonstrates positive trend in second remission ovarian cancer patients

•	Follows strong final PFS data announced on 15 May 2014

•	Further validates objectives of 210-patient, phase 2, CAN-004-B trial

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”) is pleased to announce that CVac has demonstrated a positive trend in overall survival (“OS”) over standard of care in second remission ovarian cancer patients in the CAN-003 protocol.

Dr. Heidi Gray, the trial’s lead investigator, presented these findings at the American Society of Clinical Oncology (ASCO) Annual Meeting in Chicago on Saturday, 31 May 2014. In her presentation, Dr. Gray highlighted that in the second remission patient population, the median overall survival of the control group was approximately 26 months, consistent with previous industry trials, while the CVac treated group is surviving for significantly longer. After 30 months of observation, the CVac group is not yet close to reaching a median survival estimate, which requires half of the patients to have deceased.

Matthew Lehman, Prima’s CEO said: “While it is too early to make a final analysis, indications in the overall survival benefits of CVac in second remission ovarian cancer patients is extremely encouraging. Following the release of the final PFS data last month, this further validates our much larger, 210-patient phase 2 CAN-004-B trial which has OS as the primary endpoint and PFS as a secondary endpoint. We look forward to reporting on the final OS data towards the end of this calendar year.”

In second remission patients (n=20) from CAN-003, median OS for control group patients was 26.25 months while a median for CVac patients was not yet reached after 30 months (hazard ratio=0.17; p=0.07). Medians for the control group and CVac treated patients have not yet been reached for first remission patients.

Dr. Gray also presented the final PFS data at ASCO for CAN-003. As previously announced, in second remission patients (n=20) from CAN-003, median PFS for CVac was estimated to be greater than 12.91 months, compared to median PFS of 4.94 months for the control group (hazard ratio=0.32; p=0.04).

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au ABN: 90 009 237 889

About the CAN-003 clinical trial

CAN-003 is a 63-patient phase 2 study evaluating the effects of CVac, as compared to an observational standard of care arm (OSC), in epithelial ovarian cancer patients in complete remission after first or second line treatment. In accordance with the protocol design, the first seven patients on the trial were all assigned to receive CVac in order to test the comparability of product manufacturing in a new facility.

The subsequent 56 patients were randomized 1:1 to either the CVac group or observational standard of care (OSC) and included in the intent-to-treat analysis. 36 patients were in first remission (19 patients were assigned to CVac and 17 to OSC) and 20 patients were in second remission (10 patients were each assigned to CVac or OSC). Final PFS data was analysed after thorough quality control reviews of investigator-evaluated progression and appropriate censoring of data from patients who had not progressed during the study.

The primary objectives of the trial are to determine the safety of CVac administration and to determine CVac’s effect on progression-free survival. Secondary objectives of the trial are to determine CVac’s effect of overall survival and to evaluate host immunologic responses to CVac.

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials. www.primabiomed.com.au

For further information please contact:

USA Investor/Media:

Adam Holdsworth, ProActive Capital

+1 (646) 862 4607; adamh@proactivecapital.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au ABN: 90 009 237 889